51, Sogong-ro, Jung-gu,

Seoul 100-792, Korea

Tel: 82.2.2125.2000

Fax: 82.2.2125.2293

http://www.woorifg.com

November 3, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Suzanne Hayes
Assistant Director
Division of Corporation Finance

Re:	Woori Finance Holdings Co., Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed April 30, 2014

File No. 001-31811

Dear Ms. Hayes:

Reference is made to your letter dated September 30, 2014 (the “Comment Letter”) addressed to Woori Finance Holdings Co., Ltd. (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2013, which was filed with the Commission on April 30, 2014 (the “Annual Report”).

We set forth in this letter the Company’s responses to the Staff’s comments in the Comment Letter. For your convenience, we have included the text of the Staff’s comments in bold followed by our response. Unless indicated otherwise, capitalized terms used herein without definition have the meanings ascribed to them in the Annual Report.

Ms. Suzanne Hayes

Securities and Exchange Commission, p. 2

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 3. Key Information, page 80

Asset Quality Data, page 8

1. We note in footnote (5) to your Asset Quality Data table that for 2010, 2011, and 2012, Other impaired loans exclude loans that would otherwise have been considered impaired but were securitized and were held by Woori F&I, your wholly-owned subsidiary. To enhance transparency, revise your future filings to clarify why such amounts have been excluded, and how such loans are treated in related disclosures, including the consolidated financial statements and related notes. Please revise your future filings to explain why no such amounts are reported for 2013 and to clearly identify how the adoption of IFRS 10 and your presentation of discontinued operations affects the comparability of these metrics.

The Company respectfully advises the Staff that the loans referred to in footnote (5), held by Woori F&I, a former wholly-owned subsidiary of the Company, are securitized impaired loans purchased by the special purpose entity subsidiaries of Woori F&I from third party financial institutions in Korea, and are accounted initially at fair value and subsequently at amortized cost.

These loans are included in “securitized loans” as of December 31, 2012 in Note 10(3) of the financial statements (page F-62 of the Annual Report). During fiscal year 2013, Woori F&I was classified as a discontinued operation, and its assets were reclassified from “loans and receivables” in Note 10(1) of the financial statements (page F-61 of the Annual Report) to the “disposal group held for sale” in the consolidated balance sheet and in Note 46 of the financial statements (page F-121 of the Annual Report).

Based on the accounting policy of the Company, which is in turn based on the Financial Services Commission’s asset classification guidelines, such securitized loans are initially classified as “normal” (and therefore not included in non-performing loans) for purposes of asset quality disclosure on page 8 of the Annual Report as expected losses were already reflected in the determination of fair value at initial recognition, but under IFRS are classified as impaired loans as there is a generally immaterial incurred but not specifically identified impairment charge.

The Company chose not to include the securitized loans held by Woori F&I in other impaired loans (even though they technically qualified as such under IFRS) in the “Asset Quality Data” table on page 8 of the Annual Report, and to separately disclose the amounts of such securitized loans as of December 31, 2010, 2011 and 2012 in footnote (5) to such table, because (i) the expected losses on such securitized loans were reflected in the determination of their fair value at initial recognition, and (ii) the Company therefore believed that the exclusion of such securitized loans from other impaired loans would eliminate the potential distorting effect they might have on the ratio of total non-performing loans and other impaired loans to total loans presented in the table. Other than for purposes of the calculation of such ratio, such securitized loans have been included in impaired loans consistently throughout the Annual Report.

Ms. Suzanne Hayes

Securities and Exchange Commission, p. 3

In response to the Staff’s comment, the Company will revise footnote (5) in future filings, beginning with its annual report on Form 20-F for fiscal year 2014 (“20-F for FY 2014”), to be consistent with the following:

“(5) Other impaired loans as of December 31, 2011 and 2012 exclude securitized loans purchased from third parties and held by Woori F&I, a former wholly-owned subsidiary of the Company, in the aggregate amount of ￦980 billion and ￦1,207 billion, respectively. While such securitized loans qualify as other impaired loans under IFRS and are accounted for as such in our consolidated financial statements, the expected losses on such securitized loans were reflected in the determination of their fair value at initial recognition. Accordingly, we believe that the exclusion of such securitized loans from other impaired loans eliminates the potential distorting effect they might have on the ratio of total non-performing loans and other impaired loans to total loans as of such dates presented in the above table. Other impaired loans as of December 31, 2013 exclude such securitized loans that were held by Woori F&I as of such date, which were classified as part of a disposal group held for sale.”

Separately, the table on page F-19 of the Annual Report sets forth the impact of the adoption of IFRS 10 as of December 31, 2012. The Company respectfully advises the Staff that the increase in loans and receivables of ￦170 billion, which is 0.5% and 0.6% of total assets and loans and receivables, respectively, as of December 31, 2012, was mainly due to the consolidation of the principal guaranteed money trusts of Woori Bank. Because loans and receivables of such trusts mainly consist of “bonds purchased under resale agreements,” which have short maturities and are of high credit quality, the Company believes that the adoption of IFRS 10 did not have a material impact on the comparability of its historical asset quality data.

Item 4B. Business Overview, page 45

Lending Activities, page 52

2. We note that in the third quarter, a number of press reports stating that the South Korean anti-trust agency was investigating allegations of rate-fixing in the CD rate index. Among the financial firms named as being subject to the investigation was Woori Bank. Please tell us, with a view towards disclosure in future filings, about the current status of this investigation as it has impacted or as management expects it to impact Woori.

As noted by the Staff, in the third quarter of 2014, the Korean Fair Trade Commission has investigated certain financial firms, including Woori Bank, in connection with allegations of rate-fixing with respect to the CD rate index. Such investigation follows a similar investigation conducted by the Korean Fair Trade Commission in the second half of 2012, the results of which have yet to be announced. Due to the lack of announcements by the Korean Fair Trade Commission, it is difficult for the Company to assess the impact of the investigation on Woori Bank as of the date of this letter. In response to the Staff’s comment, the Company will include disclosure regarding the status of such investigation and its actual and/or expected impact on Woori Bank in its 20-F for FY 2014, to the extent material.

Assets and Liabilities, page 70

Ms. Suzanne Hayes

Securities and Exchange Commission, p. 4

Asset Quality of Loans, page 76

3. We note from your Asset Quality of Loans discussion that Problem Loans and Past Due Accruing Loans as disclosed on page 80, and Troubled Debt Restructurings and Potential Problem Loans as disclosed on page 85 decreased in 2013 from prior year, excluding the impact of discontinued operations, and that Non-Performing Loans as disclosed on page 86, excluding impact of discontinued operations, increased. We also note from your disclosure in Note 4 Risk Management to December 31, 2013 consolidated financial statements, that Impaired loans and receivables decreased from ￦7,769,408 to ￦5,517,167, including the impact of the Group’s amended classification of impaired loans that resulted in the reclassification into Impaired loans and receivables of ￦1,989,319. Please address the following:

•	In order to increase transparency, please identify and explain the underlying drivers of the trends that resulted in the decrease of Potential Problem Loans, Problem Loans and Past Due Accruing, and Troubled Debt Restructurings, and the increase in Non-Performing Loans.

Problem Loans and Past Due Accruing Loans vs. Non-Performing Loans

The Company respectfully advises the Staff that the amounts of loans classified as problem loans as of December 31, 2013 on page 80 of the Annual Report were unintentionally understated and are accordingly revised as follows:

	As of December 31, 2013
	As reported			As revised
	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of Won)
Loans classified as problem loans
Corporate	2,167	23	2,190	3,645	23	3,668
Consumer	325	—	352	539	—	539
Sub-total	2,519	23	2,542	4,184	23	4,207
Accruing loans which are contractually past due 90 days or more as to principal or interest
Corporate	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Sub-total	—	—	—	—	—	—
Total	2,519	23	2,542	4,184	23	4,207

Therefore, problem loans did not decrease but increased by ￦595 billion in 2013. The Company will revise such table in its future filings, beginning with its 20-F for FY 2014, and take further precautions in its disclosure controls and related procedures in the future.

Furthermore, in order to enhance comparability, the Company has broken down and categorized the relevant amounts as of December 31, 2012 to be directly comparable to such amounts as of December 31, 2013, taking into account the presentation of assets of the disposal groups. The Company will provide information consistent with the following in its future filings, beginning with its 20-F for FY 2014.

Ms. Suzanne Hayes

Securities and Exchange Commission, p. 5

	As of December 31, 2012		As of December 31, 2013 (revised)	Changes in continuing operations
	Continuing operations	Businesses to be disposed of
	(in billions of Won)
Problem loans	2,547	1,065	4,207	1,660
Troubled debt restructurings not included in problem and past due loans	2,236	368	1,106	(1,130)
Potential problem loans	3,964	—	2,240	(1,724)
Non-performing loans	3,079	687	4,996	1,917

As shown above, the increase in problem loans is consistent with the increase in non-performing loans. If there are inconsistent movements with respect to such amounts in the future, the Company will include appropriate disclosure identifying and explaining the underlying drivers of such unexpected trends in its future filings.

Potential Problem Loans vs. Non-Performing Loans

The Company respectfully notes to the Staff that potential problem loans and non-performing loans are classified based on the asset quality classification criteria of the Financial Service Commission of Korea as set forth under “Loan Classifications” on pages 76 and 77 of the Annual Report. As described on page 85 of the Annual Report, potential problem loans are precautionary loans the Company determines to require close management due to several factors. A potential problem loan may become a non-performing loan, at which point it would cease to be classified as a potential problem loan.

As a result, an increase in non-performing loans generally results in a decrease in potential problem loans. During 2013, there was a significant increase in non-performing loans among potential problem loans to shipbuilding companies, which more than offset the amount of performing loans which became potential problem loans.

In order to improve transparency, the Company will revise the roll forward table on page 85 of the Annual Report to include loans reclassified from potential problem loans to non-performing loans as well as loans sold and reclassified to discontinued operations as separate line items in its future filings, beginning with its 20-F for FY 2014.

Troubled Debt Restructurings vs. Non-Performing Loans

The Company respectfully notes to the Staff that certain loans that are troubled debt restructurings are included in problem and past due loans. As stated therein, the troubled debt restructurings on page 85 of the Annual Report are not included in problem and past due loans, and therefore the reduction in such troubled debt restructurings does not necessarily indicate that there was an overall reduction in loans that would qualify as troubled debt restructurings.

Ms. Suzanne Hayes

Securities and Exchange Commission, p. 6

The following table sets forth the changes in troubled debt restructurings in accordance with such classifications:

	As of December 31, 2012		As of December 31, 2013	Changes in continuing operations
	Continuing operations	Businesses to be disposed of
	(in billions of Won)
Troubled debt restructurings included in problem and past due loans	484	91	2,560	2,075
Troubled debt restructurings not included in problem and past due loans	2,236	368	1,106	(1,130)
Total	2,720	459	3,666	946

Substantial amounts of troubled debt restructurings of shipbuilding companies that were included in “troubled debt restructurings not included in problem and past due loans” in 2012 were reclassified as “troubled debt restructurings included in problem and past due loans” 2013. This resulted in the increase in “troubled debt restructurings included in problem and past due loans” exceeding the decrease in “troubled debt restructurings not included in problem and past due loans” in 2013.

Unlike U.S. GAAP, IFRS does not offer guidance on what constitutes a troubled debt restructuring, and the Company’s disclosures were intended to provide information on other renegotiated loans that are not already included in its problem and past due loans. As such, the Company respectfully notes to the Staff that it intends to omit the section titled “Troubled Debt Restructurings” on page 85 of the Annual Report in its future filings, beginning with its 20-F for FY 2014, consistent with the practice of other foreign private issuers that report on an IFRS basis.

•	Considering the underlying characteristics of both Non-Performing and Impaired loans, explain why Non-Performing loans increased while Impaired loans and receivables decreased.

The Company respectfully advises the Staff that non-performing loans increased while impaired loans decreased in 2013 due to (a) the presentation of certain businesses held for disposal and (b) the inclusion in impaired loans of “precautionary loans” that are individually significant where the borrower has a capital deficit or its external auditor has expressed a qualified opinion or disclaimed its opinion on the borrower’s financial statements, as set forth in the response to Comment 4.

In future filings, beginning with its 20-F for FY 2014, the Company will include information consistent with the following to enhance the comparability of non-performing loans and impaired loans:

Ms. Suzanne Hayes

Securities and Exchange Commission, p. 7

	As of December 31, 2012		As of December 31, 2013	Changes in continuing operations
	Continuing operations	Businesses to be disposed of
	(in billions of Won)
Impaired loans	5,554	2,215	5,517	(37)
Precautionary loans meeting the definition of impaired loans (*)	1,989	—	169	(1,820)
Other impaired loans	3,565	2,215	5,348	1,783
Non-performing loans	3,079	687	4,996	1,917

(*)	Includes loans that are individually significant where the borrower has a capital deficit or its external auditor has expressed a qualified opinion or disclaimed its opinion on the borrower’s financial statements. The Company respectfully advises the Staff that related information was disclosed in the footnote to the first table on page F-44 of the Annual Report.

Non-performing loans significantly increased in 2013 partially because a significant amount of performing precautionary loans classified as impaired loans also became non-performing loans. Within impaired loans, once a precautionary loan becomes a non-performing loan, it is no longer presented as a precautionary loan but included in “other impaired loans” in the table above.

•	Please clearly explain how loans sold, the adoption of IFRS 10, and your presentation of discontinued operations affects the trends of these metrics.

The Company respectfully notes to the Staff that it will revise its future filings to reflect the impact of loan sales and discontinued operations in explaining any unexpected trend movements, in a manner consistent with the Company’s responses set forth above.

In addition, the table on page F-19 of the Annual Report sets forth the impact of the adoption of IFRS 10 as of December 31, 2012. The Company respectfully advises the Staff that the increase in loans and receivables of ￦170 billion, which is 0.5% and 0.6% of total assets and loans and receivables, respectively, as of December 31, 2012, was mainly due to the consolidation of the principal guaranteed money trusts of Woori Bank. Because loans and receivables of such trusts mainly consist of “bonds purchased under resale agreements,” which have short maturities and are of high credit quality, the Company believes that the adoption of IFRS 10 did not have a material impact on potential problem loans, problem loans, troubled debt restructurings, non-performing loans and impaired loans.

•	Further, tell us and revise to clarify how the apparent discrepancies between the amounts and trends discussed in the section beginning on page 76 differ from the amounts in the footnotes to your consolidated financial statements.

As stated on page 70 of the Annual Report, certain information with respect to the Company’s loan portfolio and the asset quality of the Company’s loans is presented under “Loan Portfolio” (starting on page 70 of the Annual Report) and “Asset Quality of Loans” (starting on page 76 of the Annual Report) on a basis consistent with requirements of the Financial Services Commission applicable to Korean financial institutions. This information differs (as described therein where applicable) from the presentation of related information in the Company’s financial statements prepared in accordance with IFRS, as the Company believes that such alternative presentation allows it to provide additional details regarding its loan portfolio and the asset quality of its loans which would be helpful to the Company’s investors.

Ms. Suzanne Hayes

Securities and Exchange Commission, p. 8

Note 4, Risk Management (starting on page F-39 of the Annual Report) and Note 10, Loans and Receivables (starting on page F-61 of the Annual Report) of the financial statements were presented in accordance with IFRS 7 – Financial Instruments: Disclosures.

However, the Company will minimize such discrepancies in its future filings, beginning with its 20-F for FY 2014, by applying consistent standards and presentation to risk disclosure in the notes to the Company’s consolidated financial statements and the corresponding information in the “Operating Results” section to the extent possible.

The following table sets forth distinctions that may cause discrepancies between the amounts and trends appearing under “Asset Quality of Loans” beginning on page 76 of the Annual Report and the amounts in the notes to the Company’s consolidated financial statements.

	Asset Quality of Loans	Risk Management and Loans and Receivables in the Notes to the Company’s Consolidated Financial Statements
Required by	The requirements of the Financial Services Commission applicable to Korean financial institutions	IFRS 7 – Financial Instruments: Disclosures

Loans	Loans	Loans and receivables (including deposits and other receivables)

Sub-segments	Corporate loans include loans to governments, corporations and banks. Consumer loans include loans to individuals only.

Corporate loans and receivables include loans to corporations.

Loans to governments and banks are presented separately.

Consumer loans include loans extended to small businesses as well as individuals.

Non-Performing Loans, page 86

4. We note that non-performing loans of ￦4,996 billion include commercial and consumer loans which are past due by 90 days or more, including those loans that, even if they are not past due are classified as “substandard,” “doubtful,” or “estimated loss” based on the Financial Services Commission’s asset classification criteria. We also note your disclosure on page F-44 that impaired loans and receivables were ￦5,517 billion at December 31, 2013. In an effort to provide greater transparency into both your non-performing and impaired loan populations, please tell us and clarify in future filings the distinction between non-performing and impaired loans as these terms are used throughout your document.

Ms. Suzanne Hayes

Securities and Exchange Commission, p. 9

Conceptually, non-performing loans are similar to impaired loans; however, they differ with respect to the relevant regulatory guidelines for asset quality management. The term “non-performing loan” is used for the Company’s asset quality management in accordance with the Banking Industry Supervision Regulations of Korea, whereas the term “impaired loan” is used for financial reporting purposes based on the Company’s internal accounting policies in accordance with IAS 39 – Financial Instruments: Recognition and Measurement.

Major differences between non-performing loans and impaired loans are as follows:

	Non-performing loans	Impaired loans
Relevant regulation or GAAP	Banking Industry Supervision Regulations of Korea (loans classified as “substandard,” “doubtful” or “estimated loss”)	The Company’s internal policy based on IAS 39

Scope	Loans	Loans and receivables (including deposits and other receivables)

Purchased impaired loans	Not included	Included

Loans classified as “precautionary” based on the Financial Services Commission’s asset classification criteria	Not included	Loans classified as “precautionary,” for which the borrower has a capital deficit or its auditor’s opinion on its financial statements is modified or qualified, are included

In 2013, the main differences between non-performing loans and impaired loans were ￦344 billion of other impaired receivables and ￦169 billion of precautionary loans that are individually significant where the borrower has a capital deficit or its external auditor has expressed a qualified opinion or disclaimed its opinion on the borrower’s financial statements.

While the Company has attempted to use the terms in a consistent manner to avoid confusion, in future filings, beginning with its 20-F for FY 2014, the Company will include the table above to assist investors in understanding such distinctions.

Sales of Non-Performing Loans, page 91

5. Please address the following regarding your sales of loans to Korean Asset Management Corporation (KAMCO), structured companies, United Asset Management Corporation (UAMCO), and other entities:

•	Given the significance of the losses reported in the table relative to the sale price presented, tell us how you considered the trend of these losses as part of your allowance methodology.

Ms. Suzanne Hayes

Securities and Exchange Commission, p. 10

The Company respectfully advises the Staff that such losses are not significant when allowances for credit losses are taken into account. The losses disclosed in the table on page 91 of the Annual Report refer to the differences between the principal amounts before the deduction of allowance for loan losses and the sale proceeds, and the gains (losses) are not material when calculated using net carrying amount, which takes into consideration the allowance for credit losses.

As outlined in paragraph 63 of IAS 39 and related guidance, in the event of a loss, the Company determines if an allowance for loan losses is required to be recognized based on the present value of expected cash flows, which only include the contractual cash flows of the financial asset itself, reduced or delayed based on the current expectations of the amounts and timing of such cash flows as a result of the incurred losses as of the date of the balance sheet. As such, the Company believes that the use of net carrying amount would more fairly reflect the gains/losses on its sales of such loans.

In response to the Staff’s comment, the Company will revise the table in its future filings, beginning with its 20-F for FY 2014, to present the net carrying amounts of such loans instead of the principal amounts, consistent with the following:

	2011			2012			2013
Purchaser	Net carrying amount (*)	Sale proceeds	Gain (loss)	Net carrying amount (*)	Sale proceeds	Gain (loss)	Net carrying amount (*)	Sale proceeds	Gain (loss)
KAMCO	74	56	(18)	—	—	—	26	26	—
Structured companies	228	207	(21)	518	462	(56)	249	257	8
UAMCO	654	526	(128)	303	248	(55)	305	338	33
Others	63	132	69	13	103	90	—	1	1
Total	1,019	921	(98)	889	813	(21)	580	622	42

(*)	Net carrying amount represents the net value of non-performing loans after deduction of allowance for credit losses on such basis.

•	Revise this section to discuss the reasons for these significant recurring losses on these sales.

The Company respectfully notes to the Staff that, for the reasons stated above, such sales did not result in significant recurring losses to the Company.

•	Revise your related discussions of the various loan transfer programs to more clearly identify how they are accounted for and reflected in your consolidated financial statements after the initial loan transfer, in terms of consolidation of related securitization entities, transfer of loans, and forms of continuing involvement.

The Company respectfully advises the Staff that, as a result of the sales of non-performing loans set forth in the table on page 91 of the Annual Report, the Company has derecognized all such non-performing loans in accordance with IAS 39 and recognized the related gain or loss from such transactions.

Ms. Suzanne Hayes

Securities and Exchange Commission, p. 11

The consolidation analysis for KAMCO, UAMCO and structured entities is based on the various factors described in paragraph 7 of IFRS 10. For an explanation of such factors, the Company respectfully directs the Staff to the Company’s responses to Comments 8 and 9 in this letter.

Disclosure relating to the IAS 39 derecognition and continuing involvement analysis consistent with the following will be included in the Company’s future filings, beginning with its 20-F for FY 2014.

Korea Asset Management Corporation

The Company does not provide any financial guarantees or other forms of financing to KAMCO. However, when the Company enters into certain terms in conjunction with a loan sale, for example, where the Company is subject to repurchase requirements, such transfer does not qualify for derecognition as all the risks and rewards of ownership of the asset have not been substantially transferred.

The Company derecognized all of the non-performing loans that had been transferred to KAMCO in 2011, 2012 and 2013, as the Company substantially transferred all the risks and rewards of such non-performing loans to KAMCO in accordance with IAS 39 – Financial Instruments – Recognition and Measurement.

KAMCO, as asset manager, is generally responsible for normal servicing activities for non-performing loans, such as collection and distribution. In addition, in certain transactions, such as a debt restructuring or renegotiation of non-performing loans, KAMCO is the primary decision-making party.

The Company respectfully advises the Staff that the repurchase requirements, contingent put option and investments in subordinated bonds as well as references to post-settlement obligations on page 91 of the Annual Report are applicable to the Company with respect to transactions with KAMCO that were entered into prior to fiscal year 2010. The Company will revise the relevant disclosure in future filings, beginning with its 20-F for FY 2014, to clarify this fact and to remove such statements to the extent no longer applicable to the Company.

United Asset Management Corp.

The Company has sold non-performing loans to UAMCO and a private equity fund of which UAMCO serves as general partner. With respect to sales of non-performing loans to UAMCO and such private equity fund, the Company is not required to repurchase any such loans, provide post-sale price adjustments, or otherwise continue to be involved with such non-performing loans subsequent to their sale.

Woori Bank holds a 15% ownership interest in UAMCO and provides a capital commitment and a loan facility to UAMCO. There are five other investors, four of which own 17.5% each and the other 15%. The investors also provide credit lines pro rata to their ownership interest. Therefore, the Company neither has control nor significant influence over UAMCO.

Ms. Suzanne Hayes

Securities and Exchange Commission, p. 12

As disclosed on page 92 of the Annual Report, the Company is a limited partner of the private equity fund, United PF 1st Corporate Financial Stability Private Equity Fund (“PEF”). The Company has determined that it has significant influence over PEF. However, the Company respectfully notes to the Staff that UAMCO and PEF have the practical ability to sell non-performing loans in their entirety to an unrelated third party and are able to exercise such ability unilaterally without the need to impose additional restrictions, notwithstanding the Company’s equity ownership.

Therefore, the Company does not believe it has retained control over the transferred assets because of the unilateral ability of UAMCO and PEF to sell them as described above, and non-performing loans sold to UAMCO in 2011, 2012 and 2013 were derecognized in accordance with IAS 39 – Financial Instruments – Recognition and Measurement.

UAMCO, as asset manager, is generally responsible for normal servicing activities for non-performing loans, such as collection and distribution. In addition, in certain transactions, such as a debt restructuring or renegotiation of non-performing loans, UAMCO is the primary decision-making party.

Structured Entities

The Company transfers non-performing loans to structured entities, with respect to which the Company does not have control over significant operations (see the Company’s responses to Comments 8 and 9 in this letter). Most of the structured entities are investment funds (the “Funds”) that specialize in acquiring non-performing loans from Korean financial institutions, including the Company. In addition, the Company has not provided any financial guarantees or credit facilities nor invested in any of the Funds. As such, the Company believes that it has transferred substantially all the risks and rewards on the non-performing loans to the structured entities.

The Company also transfers non-performing loans to the equity method affiliates of Woori F&I (a former wholly-owned subsidiary of the Company which was presented as part of the Company’s disposal groups under IFRS 5 as of December 31, 2013), such as Woori Fine Fourth Asset Securitization Specialty. The Company does not retain control over the transferred non-performing loans after the transfer, since the equity method affiliates are controlled by independent third parties, and the Company has no arrangements to buy back the loans and is not subject to any obligation to reacquire the loans. Therefore, the Company does not believe it has any continuing involvement with respect to such loans.

The Company derecognized all non-performing loans that had been transferred to unconsolidated structured entities in 2011, 2012 and 2013.

•	As part of these revisions, expand your table in future filings to clearly present all amounts related to the transferred loans, including your securitized asset holdings and other continuing involvement. Clearly identify where such amounts are presented on your balance sheet (e.g., equity or asset-backed securities in available-for-sale securities, securitized loans in loans and receivables, and equity interests in investments in joint ventures and associates) and income statement.

Ms. Suzanne Hayes

Securities and Exchange Commission, p. 13

The Company respectfully notes to the Staff that it will revise the information presented in Note 11 (6) 1) and 2) on page F-73 of the Annual Report to fully explain the items the Staff has requested in this comment. For example, the following disclosure will be included:

“Financial assets qualifying for full derecognition and associated financial liabilities by type of continuing involvement:

[Unit: in millions of Won]

		As of December 31				Year Ended December 31
	Classification on the Balance Sheet	Carrying Amount of Continuing Involvements in the Balance Sheet		Fair Value of Continuing Involvements		Maximum Exposure to Loss	Income/ (Expenses) Recognized in Year	Income/ (Expenses) Recognized Cumulatively
		Assets	Liabilities	Assets	Liabilities

Interest in Structured Entities – Subordinated Bonds	AFS/HTM/La R/JVs/ Associates	xxx	xxx	xxx	xxx	xxx	xxx	xxx

The assets in the table above represent our continuing involvement in securitizations where the Company has transferred assets to an unconsolidated structured entity, but holds bonds issued by the structured entity. These bonds are reported in “loans and receivables” on the consolidated balance sheet in accordance with IAS 39 – Financial Instruments: Recognition and Measurement. The maximum exposure to loss is the carrying amount of the bonds.”

•	Tell us the defining characteristics of your holdings that you found determinative under IAS 39 for deciding which line item on which to report them.

The Company respectfully notes to the Staff that it is the Company’s accounting policy to maintain the classification of its holdings for “continuous involvements” in respect of loan sales at their initial recognition on the Company’s consolidated balance sheet as determined in accordance with paragraph 9 of IAS 39 – Financial Instruments: Recognition and Measurement. However, the Company notes that a retained interest in a securitization vehicle or an investment in its junior notes would not qualify as either loans and receivables or held-to-maturity financial assets under IAS 39 as these instruments may be contractually repaid in a manner such that the Company would not recover substantially all of its initial investment. In such cases, the Company classifies such investments either as trading or available-for-sale.

The Company notes that as of December 31, 2012 and 2013, it did not have any retained interests in securitization vehicles, with the exception of UAMCO and PEF, which are accounted for as associates as described above.

•	Provide us with your analysis of how you determined whether the various loan transfers meet the requirements for sale treatment, given the additional various forms of continuing involvement. Refer to paragraphs 15-35 of IAS 39. As part of your analysis, address how you first considered the consolidation of the securitization trusts and other structured entities involved.

Ms. Suzanne Hayes

Securities and Exchange Commission, p. 14

The Company respectfully advises the Staff that the Company applies the flow chart of IAS 39: AG 36 and related guidance, which provides the hierarchy for the application of derecognition criteria, in the Company’s analysis to determine whether or not to derecognize transferred loans.

In accordance with the flow chart, as the first step, the Company consolidates all subsidiaries that the Company controls, in accordance with IFRS 10, prior to determination of derecognition. Therefore, there is no amount relating to loans sold to consolidated subsidiaries included in the table on page 91 of the Annual Report.

The Company has summarized its accounting analysis under IAS 39 for derecognition of the loans in its proposed disclosures above. The Company respectfully advises the Staff to refer to such summary in addition to the information in this letter regarding the various requirements and agreements with respect to the various non-performing loan sales depicted on page 91 of the Annual Report. The Company has applied paragraph 30 of IAS 39 as follows in its determination of whether the Company has “continuing involvement” and whether the asset transfer meets the financial asset derecognition criteria:

Form of Continuing Involvement	Counterparty	Conclusion
The requirement to repurchase the loans depending on certain events, such as where the underlying document is incomplete, there is a flaw in perfection of any security interest underlying the loan, or certain litigation regarding the loan is pending.	KAMCO

The Company believes that this is a case where typically the Company has not substantially transferred all the risks related to the loans sold and still controls the loans, as KAMCO has a contingent put option to sell the loans back to the Company. Therefore, such loans should not be derecognized.

However, the Company respectfully advises the Staff that such repurchase obligations were applicable only to sales made before fiscal year 2010 and therefore before the initial adoption of IFRS by the Company. As the Company has relied on the IFRS 1 exemption for retrospective application of the derecognition criteria of IAS 39 for transfers made before the initial adoption date, there are currently no loans recognized on the balance sheet subject to such agreements.

In addition, it should be noted that the Company cannot influence the financial and operational policies of KAMCO as it operates independently under the Korean government’s authorization.

Therefore, the Company has not recognized any continuing involvement with respect to the sales to KAMCO, and the Company will clarify its disclosure in future filings, beginning with its 20-F for FY 2014, as discussed above.

Ms. Suzanne Hayes

Securities and Exchange Commission, p. 15

Woori Bank holds a 15% equity interest in UAMCO and provided a credit line.	UAMCO

It was determined that there was no indication that Woori Bank had significant influence over UAMCO through its 15% ownership and credit line proportionate to its ownership interest. There are five other banks, four of which hold 17.5% each and the other with 15% ownership that also provide credit lines pro rata to their ownership interests.

Such ownership does not grant the Company any other rights or power other than voting rights at the shareholders meetings, such as the right to nominate a member of the board of directors or any management positions. In addition, it should be noted that UAMCO operates independently from the six banks with ownership, as agreed at its inception.

As such, the Company, through its ownership of UAMCO, cannot control the transferred assets after their transfer. UAMCO has the practical ability to sell such assets in their entirety to an unrelated third party and is able to exercise such ability unilaterally without the need to impose additional restrictions on the transfer.

Since the Company does not retain control over the transferred assets, it has no continuing involvement, and the transfers have met the criteria for derecognition.

Woori Bank participates in PEF as a limited partner with a capital contribution commitment and through the provision of a credit line.	PEF

It was determined that Woori Bank has significant influence over PEF as it has the right to participate in its decision making body. Therefore, the Company applies the equity method for its investment in PEF. However, there are six other financial institutions which are limited partners, and as the general partner, UAMCO controls major financial and operational decisions of PEF and is consolidated with PEF.

As such, the Company no longer retains control over the transferred assets; as the general partner, UAMCO, has the practical ability to sell the assets in their entirety to an unrelated third party and is able to exercise such ability unilaterally without the need to impose additional restrictions on the transfer.

Since the Company does not retain control over the transferred assets, it has no continuing involvement, and the transfers have met the criteria for derecognition.

Ms. Suzanne Hayes

Securities and Exchange Commission, p. 16

Equity method affiliates	Structured entities (e.g., Woori Fine Fourth Asset Securitisation Specialty)

For the structured entities in which the Company (through its former subsidiary Woori F&I) had an ownership interest and to which it was applying the equity method of accounting, it was concluded that there are other parties which control the entities through a majority of voting rights.

As such, the Company no longer retained control over the transferred assets, as the controlling parties have the practical ability to sell the assets in their entirety to an unrelated third party and are able to exercise such ability unilaterally without the need to impose additional restrictions on the transfer.

Since the Company did not retain control over the transferred assets, it had no continuing involvement.

In addition, in accordance with the sale contract, the Company is not required to repurchase any such loans, provide post-sale price adjustments or otherwise continue to be involved with such loans subsequent to their sale.

As a result, the transfers have met the criteria for derecognition.

Item 5A. Operating Results, page 129

Allowance for Credit Losses, page 141

6. Please address the following regarding your Allowance for Credit Losses discussion:

•	You disclose that during 2013 impaired corporate loans and allowance for credit losses for corporate loans, each as a percentage of total corporate loans, increased due to deterioration in the overall credit quality of your corporate loans. You further disclose that the allowance for credit losses for corporate loans as a percentage of impaired corporate loans decreased during 2013 due mainly to an improvement in the overall mix of your impaired corporate loans compared to 2012. Please revise your future filings to more clearly reconcile these statements, providing sufficient granularity for the reader to understand trends in the respective balances underlying this phenomenon.

As noted above, in 2013, the Company amended its classification of impaired loans to include loans that are individually significant where the borrower has a capital deficit or its external auditor has expressed a qualified opinion or disclaimed its opinion on the borrower’s financial statements. The Company further notes to the Staff that the ratios as of December 31, 2012 set forth in the table on page 141 of the Annual Report did not reflect such amendment. To enhance comparability, the Company has revised such ratios as of December 31, 2012 as follows, which will be reflected in future filings, beginning with its 20-F for FY 2014:

Ms. Suzanne Hayes

Securities and Exchange Commission, p. 17

	As of December 31, 2012
	As reported	As revised
Impaired corporate loans as a percentage of total corporate loans	2.7%	4.5%
Allowance for credit losses for corporate loans as a percentage of impaired corporate loans	90.2%	53.6%

The Company will also revise its future filings, beginning with its 20-F for FY 2014, to include disclosure consistent with the following:

“Although the amount of impaired corporate loans remained relatively stable at ￦4,906 billion as of December 31, 2013 compared to ￦4,897 billion as of December 31, 2012, impaired corporate loans as a percentage of total corporate loans decreased as a result of an increase in non-impaired corporate loans from ￦108,730 billion as of December 31, 2012 to ￦118,516 billion as of December 31, 2013. However, allowance for credit losses for corporate loans as a percentage of both total corporate loans and impaired corporate loans increased, due mainly to the fact that the increase in allowance for credit losses derived from loans newly classified as impaired was higher than the decrease in the allowance for credit losses caused by write-offs or disposals of impaired loans in 2013, reflecting an overall deterioration in the asset quality of our impaired corporate loans.”

•	Please revise your future filings to address the similar statements regarding your consumer loans and credit card balances.

Consumer Loans

The Company respectfully advises the Staff that in determining allowance for loan losses, the Company separates its consumer loans into secured and unsecured loans, and in future filings, beginning with its 20-F for FY 2014, the Company will include disclosure consistent with the following:

“During 2013, impaired consumer loans as a percentage of total consumer loans increased, mainly as a result of an increase in the amount of impaired mortgage loans and home equity loans. As such impaired consumer loans require a proportionally lower allowance for loan losses than loans that are unsecured, the increase in our impaired consumer loan balances did not lead to a proportional increase in the allowance for loan losses. This resulted in a reduction in the allowance for credit losses for consumer loans as a percentage of impaired consumer loans, while such allowance as a percentage of total consumer loans remained relatively stable.”

Credit Card Balances

In response to the Staff’s comment, the Company will more clearly reconcile such statements in future filings, beginning with 20-F for FY 2014, by including disclosure consistent with the following:

Ms. Suzanne Hayes

Securities and Exchange Commission, p. 18

“During 2013, impaired credit card balances as a percentage of total credit card balances increased as a result of an increase in impaired credit card balances. However, we calculate allowance for credit losses for credit card balances based on a statistical analysis of historical information for all credit card receivables. There was an improvement in the overall mix of our non-impaired credit card balances in 2013 compared to 2012, including as a result of a reduction in the average number of days such balances were in arrears. Such improvement caused a reduction in the incurred but not identified allowance for credit losses on non-impaired credit card balances. The decrease in allowance for credit losses on non-impaired credit card balances more than offset the increase in allowance for credit losses caused by the increase in impaired credit card balances. This resulted in a decrease in allowance for credit losses for credit card balances as a percentage of both total and impaired credit card balances.”

•	Based on the corporate impaired loans and receivables reported on page F-43 and F-44, impaired corporate loans as a percentage of total corporate loans is 6.16% for 2012 and 5.42% for 2013 and the allowance for credit losses for corporate loans as a percentage of total corporate loans is 3.1% for 2012 and 3.6% for 2013. Please tell us the reasons for the discrepancies between the amounts reported on page 141, and revise future filings as appropriate to explain the differences to include providing sufficient granularity to include quantification where possible and how such differences affect the credit quality trends depicted here.

The Company respectfully advises the Staff that such trends in ratios from 2012 to 2013 calculated based on pages F-43 and F-44 of the Annual Report are consistent with the trends based on the revised ratios for 2012 set forth in the response above.

In addition, the Company respectfully notes to the Staff that the disclosure in Note 4, Risk Management, applies to “loans and receivables,” while the discussion of “Allowance for Credit Losses” beginning on page 141 of the Annual Report applies to “loans.”

The main reason for the discrepancies is due to the different scope of corporate loans set forth in Note 4 of the financial statements (pages F-43 and 44 of the Annual Report) and those set forth in “Allowance for Credit Losses” on page 141 of the Annual Report. The former presents government loans and banks loans separately from corporate loans, while the latter includes government loans and banks loans as part of corporate loans.

Government loans and banks loans are generally of a higher asset quality than corporate loans, and there are almost no government loans and banks loans that are impaired, which results in the lower impaired corporate loans as a percentage of total corporate loans on page 141 of the Annual Report. Government loans and banks loans also require a lower allowance for loan losses than that for corporate loans; therefore, allowance for credit losses for corporate loans as a percentage of total corporate loans on page 141 is lower than such ratio calculated based on pages F-43 and 44.

In response to the Staff’s comment, the Company will revise its future filings, beginning with its 20-F for FY 2014, to include more detailed information to reconcile such differences, consistent with the information included in this response.

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 200

Ms. Suzanne Hayes

Securities and Exchange Commission, p. 19

Market Risk Management, page 213

7. We note your Market Risk Management discussion beginning on page 213 as well as your Market Risk disclosures in Note 4 to the consolidated financial statements. Please address the following:

•	On page F-47 for Woori “Group,” you present the Value-at-Risk (VaR) as of December 31, 2012 and 2013 of ￦4,753 million and ￦4,077 million, respectively, which is significantly greater than the VaR for Overall Trading Activities for Woori “Bank” as disclosed on page 215 of ￦2,640 million and ￦2,034 million, respectively. Tell us how you have determined that the impact of other entities included in Woori “Group” are not material to your VaR disclosures beginning on page 213, or revise the Market Risk Management section of your future filings to also present metrics at the Woori Group level as well.

The Company respectfully notes to the Staff that Item 11. Quantitative and Qualitative Disclosures about Market Risk of the Annual Report primarily focuses on risks of Woori Bank, which is consistent with other items in the Annual Report. The “Privatization Plan” (discussed in detail on pages 43, 44 and 45 of the Annual Report) resulted in Woori Bank becoming the single remaining important operating subsidiary of the Company, responsible for an even greater majority of the Company’s results of operations than previously, and the Company believes that focusing on Woori Bank provides investors with more relevant and reliable information on the Company’s risk. The Value-at-Risk (“VaR”) table disclosed on page 215 of the Annual Report does not incorporate VaR derived from other major subsidiaries, which have been reclassified as “held for sale” and “discontinued operations.” The Company provides such information below for the Staff’s reference:

Trading Activities VaR as of December 31, 2013
	Woori Bank	Kyongnam Bank (*)	Kwangju Bank (*)	Woori Investment & Securities (*)
	(in millions of Won)
Interest risk	2,707	65	26	2,083
Equity risk	431	535	27	3,493
Foreign exchange risk	1,414	37	41	1,260
Commodity risk	46	—	—	186
Total risk	2,034	503	44	4,173

(*)	held for sale and discontinued operations

While the VaR disclosure on page F-47 of the Annual Report was presented at the Group level as the Staff has noted, since the spin-off of Kyongnam Bank and Kwangju Bank on May 2, 2014 and the disposal of Woori Investment & Securities on June 27, 2014, such entities are no longer included in the Company’s consolidated financial statements. Hence, the Company believes that the focus on Woori Bank in the Annual Report is appropriate, and notes that the discrepancies noted by the Staff will no longer be material in the Company’s future filings.

•	On page 215, you present daily VaR as of December 31, 2011, 2012 and 2013 for interest rate risk, equity risk, foreign exchange risk, commodity risk and VaR for overall Trading activities solely for Woori “Bank.” Tell us and revise this section of your future filings to explain the changes in these metrics from period to period. As part of your response and in consideration of the above bullet point, revise your future filings to specifically address how your adoption of IFRS 10 and the removal of the discontinued operations affected the changes between the dates presented.

Ms. Suzanne Hayes

Securities and Exchange Commission, p. 20

In 2011, 2012 and 2013, the average, high, low and ending amounts of daily VaR for Woori Bank relating to its trading activities (at a 99% confidence level for a one-day holding period) were as follows:

	As of December 31, 2011	For the year ended December 31, 2011			As of December 31, 2012	For the year ended December 31, 2012			As of December 31, 2013	For the year ended December 31, 2013
		Average	Maximum	Minimum		Average	Maximum	Minimum		Average	Maximum	Minimum
	(in millions of Won)
Interest risk	5,066	5,113	7,471	2,878	3,695	4,200	6,382	2,712	2,707	3,472	5,937	2,391
Equity risk	2,978	3,947	5,608	1,666	1,608	2,380	3,734	1,180	431	1,049	2,434	420
Foreign exchange risk	2,745	3,332	6,378	1,307	2,677	2,250	3,585	1,507	1,414	1,549	2,775	1,033
Commodity risk	3	134	773	2	13	37	227	3	46	30	169	3
Total risk	4,402	5,724	9,304	3,331	2,640	3,720	5,190	2,372	2,034	2,693	5,230	1,927

The graph of daily 99% internal VaR for Woori Bank relating to its trading activities in 2013 is as follows:

In response to the Staff’s comment, the Company will revise its future filings, beginning with its 20-F for FY 2014, to provide the above information with respect to 2012, 2013 and 2014.

In addition, due to the consolidation of the principal guaranteed money trusts pursuant to the adoption of IFRS 10 – Consolidated Financial Statements, FVTPL investments of Woori Bank have increased by approximately ￦1 trillion. However, since the FVTPL investments of such trusts are mainly in relatively risk-free assets, such as government bonds, the Company does not believe such increase in FVTPL investments has a material impact on the credit risk of Woori Bank. Also, the reclassification of discontinued operations has no impact on Woori Bank.

Ms. Suzanne Hayes

Securities and Exchange Commission, p. 21

•	You disclose on page 203 that you perform back-testing to validate the adequacy of your VaR model. In future filings, please disclose the number of back-testing exceptions to the established VaR limits during the reporting periods presented. Refer to Item 11(a)(1)(iii)(B)(1)(iii) of Form 20-F.

The table below presents internal back-testing exceptions to daily VaR (at a 99% confidence level for a one-day holding period) relating to Woori Bank’s trading activities compared to Clean and Hypo P&Ls for a period of 250 business days during fiscal year 2013.

	Back-testing exceptions		Model status (*)
	Hypo	Clean
Interest risk	1	—	Green
Equity risk	—	2	Green
Foreign exchange risk	—	—	Green
Commodity risk	1	3	Green
Total	3	1	Green

(*)	Model status under guidelines of the Financial Supervisory Service: Green – less than four exceptions, Yellow – more than five and less than nine exceptions, and Red – more than 10 exceptions

The Company respectfully notes that Item 11(a)(1)(iii)(B)(1) of Form 20-F allows VaR disclosure under one of three alternatives, as described in paragraphs (i), (ii) and (iii) thereunder, and that the Company has elected disclosure under paragraph (i) (rather than paragraph (iii)), pursuant to which the Company has disclosed “the average, high and low amounts, or the distribution of the value at risk amounts for the reporting period” on page 215 of the Annual Report. Accordingly, the Company believes that additional disclosure of VaR back-testing results under paragraph (iii) of Item 11(a)(1)(iii)(B)(1) would not be required.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2012 and 2013, page F-9

Note 1. General, F-12

8. We note from footnotes (*5), (*6) and (*7) presented on page F-12 that you have determined that the Group controls the respective referenced entity after considering facts and circumstances, such as the Group’s power over the entity’s related business activities, the Group’s exposure to variable returns from its involvement with the entity, and the Group’s ability to affect the returns through its power over the entity. Additionally, we note your discussion on pages F-14 and F-15 related to Securitizations and Money trusts under the Trust Business Act. Please tell us and enhance your future filings to discuss the Group’s role in Asset securitizations, as well as Trust and Beneficiary certificates entities in which you hold no ownership and have concluded that you control the entities, including your significant judgments and assumptions made in arriving at your conclusions. Refer to paragraphs 7 and 9 of IFRS 12 for further guidance.

Ms. Suzanne Hayes

Securities and Exchange Commission, p. 22

In response to the Staff’s comment, the Company will revise its future filings, beginning with its 20-F for FY 2014, to include disclosure further explaining the significant judgments and assumptions of the Company’s management that were used to determine consolidation of structured entities, consistent with the following:

Footnote (*5) – Structured Entities

Structured entities are generally special purpose entities, with which the Company has been involved through various transactions, including the following:

•	The purchase of securities issued by the structured entity, such as senior, mezzanine, or subordinated bonds;

•	The provision of credit facilities to the structured entity, such as a financial guarantee or purchase agreement of asset-backed commercial paper (“ABCP”); and

•	The origination of loans directly to the structured entity.

To determine whether the Company controls a structured entity, notwithstanding the Company’s lack of ownership over such entity, the Company considered various factors based on paragraph 7 of IFRS 10, a summary of which is presented below:

Involvement with the entity	The Company’s role within the entity	Relevant structured entities (*)
Purchase of securities issued by the structured entity, such as senior, mezzanine or subordinated bonds

The Company arranges securitization of its own or a third party’s assets and supports the transaction by purchasing subordinated bonds issued by the structured entity.

With respect to consolidated structured entities in this category, the Company is significantly exposed, to a greater extent than other investors, to variable returns from such entities through its subordinated holdings, and the Company has the power to significantly affect the variable returns as a major investor in the case of default (e.g., the right to wind down the entity).

KAMCO Value Recreation First Securitisation Specialty Co., Ltd. Woori IB Global Bond Co., Ltd. Heitz Third Co., Ltd.

Provision of credit facilities to the structured entity, such as a financial guarantee or purchase agreement of ABCP

The Company supports securitization by providing liquidity facilities or other credit enhancements, such as financial guarantees. The Company also sponsors ABCP conduits by arranging the acquisition of loans.

With respect to consolidated structured entities in this category, the Company is significantly exposed, to a greater extent than other investors, to variable returns from such entities through the financial guarantees or purchase agreements, and the Company has the power to significantly affect the variable returns through contract in the case of default (e.g., the right to dispose securitized assets of the entity).

Kumho Trust First Co., Ltd and 12 other structured entities

Ms. Suzanne Hayes

Securities and Exchange Commission, p. 23

Origination of loans directly to the structured entity

The Company makes investments through a structured entity by providing direct loans.

With respect to consolidated structured entities in this category, the Company is significantly exposed to variable returns from such entities through loans originated by the Company, and the Company has the power to significantly affect the variable returns (e.g., by making significant investment decisions).

Consus Eighth Co., LLC

(*)	Please note that the above structured entities are with respect to Woori Bank only.

Footnote (*6) – Money Trusts

With respect to money trusts, which include principal guaranteed trusts and principal and interest guaranteed trusts, the Company determined that it has control based on the following in accordance with paragraph 7 of IFRS 10:

•	The Company’s power over the related business activities of the money trusts

The Company manages funds on behalf of its customers through the operation of various trust accounts in accordance with the Financial Investment Services and Capital Markets Act. Pursuant to the relevant trust agreements, the Company is designated as trustee by the investors of the trusts to manage their operations, investments and finances, and the investors do not participate in the decision making process. Therefore, the Company has concluded that it has power over the related business activities of the trusts.

•	The Company’s exposure to variable returns from its involvement with the money trusts

According to IFRS 10 B72, the decision maker must evaluate its exposure relative to the total variability of the investee’s returns. Such an evaluation is made primarily on the basis of returns expected from the activities of the investee but does not ignore the maximum exposure of the decision maker to the variability of the investee through other interests that the decision maker holds.

The Company is exposed to expected loss from the money trusts, through its guarantee on the original principal or both principal and interest amounts. In addition, the Company also earns trust management fees as the trustee.

•	The Company’s ability to affect the returns through its power over the money trusts

For the following reasons, the Company considers its role as trustee to be that of a principal in an agent/principal relationship:

Ms. Suzanne Hayes

Securities and Exchange Commission, p. 24

i.	The Company is the decision maker, and the investors do not have substantive rights to veto or overturn decisions made by the Company.

ii.	The Company’s exposure to variable returns from the money trusts through its guarantee agreement is substantially different from that of the investors.

iii.	There is incentive for the Company to make operating decisions to minimize its risks of repayment of principal (and interest) due to its guarantee agreement.

iv.	Even though it is not likely that the Company will absorb expected losses from the money trusts through its guarantee, the maximum exposure of the Company to such loss should not be ignored.

In addition, the Staff may refer to “Supplementary study – Consolidation of Special Purpose Entities under IFRS 10” issued by the European Financial Reporting Advisory Group, which provides cases that were not consolidated under IAS 27/SIC 12, but would be consolidated under IFRS 10 in its Appendix C.

“SPEs that were not consolidated under IAS 27/SIC-12 but that would be consolidated under IFRS 10

Investment funds managed by participants that contain guarantees – … In addition, participants might be exposed to variable returns, due to the guarantees provided regardless of their probability. The exposure of participants and investors is different in nature and, for participants, this might influence the ongoing decisions related to the selection of the subsequent financial assets of the investment fund.”

Footnote (*7) – Beneficiary Certificates

The Company held more than 50% of the ownership interests in certain investment funds within the Company’s scope of consolidation as of December 31, 2013. The Company also consolidated investment funds where (i) the Company’s ownership interests are 50% or less and Woori Asset Management, a former wholly-owned subsidiary of the Company, was the asset manager, or (ii) it is deemed that the Company has substantial power to make material decisions in the investment funds, such as replacing the asset manager.

In addition, the Company has considered various factors in accordance with paragraph 7 of IFRS 10 which may be summarized as follows:

•	Whether the investment fund has been established based on the Company’s own needs;

•	Whether the Company or its subsidiary (an entity within the Company’s scope of consolidation) performs the role of asset manager for the investment fund;

•	Whether the Company is significantly exposed to variable returns from the investment fund through its investment in the beneficiary certificates;

•	Whether the asset manager, which is an entity outside of the consolidated entity, has invested in the investment fund, and is exposed to variable returns;

•	Whether the asset manager takes a reasonable amount of management fees given similar cases in the market;

•	Whether the investors, or the Company solely, have substantial rights to discharge the asset manager; and

Ms. Suzanne Hayes

Securities and Exchange Commission, p. 25

•	Whether, as an investor, the Company may participate in, or make significant decisions for the investment fund through, the beneficiaries’ council.

Unconsolidated Structured Entities, page F-15

9. Please address the following regarding your sales of nonperforming loans as depicted in the table on page 91 to Korean Asset Management Corporation (KAMCO), structured companies, United Asset Management Corporation (UAMCO), and other entities where your continuing involvement is reported as an unconsolidated structured entity:

•	Identify the relevant activities of and ownership interests and percentages in these entities, and clarify your management role in relationship to these activities. Tell us how you considered your ownership and management role in determining whether you have met the criteria in paragraphs 7(a) and 7(c) of IFRS 10.

•	Discuss the nature and structure of any fee agreements you have entered into in connection with the management of securitization entities and how you contemplated these fees in your conclusion to account for these investments, i.e., as an available for sale security, securitized asset within loans and receivables, or an equity investment in joint ventures and associates.

•	Clarify the extent of any board representation or other management influence you have in these entities.

The Company respectfully notes to the Staff that for the years ended December 31, 2011, 2012 and 2013, with respect to the sales of non-performing loans as depicted on page 91 of the Annual Report, all of the non-performing loans were derecognized and the Company had no continuing involvement that would require disclosure in the table on page F-15 of the Annual Report.

However, there were two instances prior to 2011 where the Company continued to be involved after the sale of non-performing loans to unconsolidated structured entities. Detailed information is presented in Note 11 (6) 1) of the financial statements (page F-73 of the Annual Report) and included in the table on page F-15 of the Annual Report.

The Company respectfully advises the Staff that as set forth in the response to Comment 4 above, KAMCO does not meet the definition of a structured entity, and information related to the Company’s continuing involvement with KAMCO is not required under paragraph 29 of IFRS 12 – Disclosures of Interests in Other Entities. Nevertheless, the “Conditional disposal of loans to KAMCO” is disclosed as “post settlement” in Note 11 (6) 1) of the financial statements (page F-73 of the Annual Report).

In the case of KAMCO Tenth Asset Securitization Specialty ( “KAMCO Specialty”), although the Company holds subordinated bonds issued by KAMCO Specialty, the Company has determined that it is not significantly exposed to variable returns from its involvement with KAMCO Specialty, since KAMCO provides a financial guarantee that should absorb any expected losses before the Company. In addition, there are other subordinated bond investors, including Kookmin Bank, which collectively hold 100% of the subordinated bonds Class I and 50% of the subordinated bonds Class II (Woori Bank holds the other 50% of the subordinated bonds Class II).

Ms. Suzanne Hayes

Securities and Exchange Commission, p. 26

KAMCO Specialty was designed at its inception to operate in a largely mechanical way (i.e., collection of non-performing loans by the asset manager, KAMCO, and distribution of profits to investors). However, significant decisions such as the determination of additional issuance of debentures or the prompt disposition of non-performing loans in case of KAMCO Specialty’s default are to be determined by the asset manager, KAMCO. As such, the Company has determined that it does not have any power over relevant activities of the entity.

The Company performs the role of custodian bank and accounting servicer for KAMCO Specialty and receives market-based service fees from KAMCO Specialty (the Company also notes that the agreements do not include any unusual terms or conditions). The Company also does not have any ownership interests, management role or board representation within KAMCO Specialty in accordance with the plan of asset securitization.

The Company does however have a 1.35% ownership in KAMCO, which is accounted for as an available-for-sale investment. KAMCO’s major shareholder is the Korean government, with a 56.84% ownership interest. Therefore, the Company is not able to influence KAMCO Specialty through its interest in KAMCO.

Ms. Suzanne Hayes

Securities and Exchange Commission, p. 27

*        *        *         *        *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope that the responses above adequately address the Staff’s comments. Please direct any further questions or comments to the Company’s Investor Relations Department, to the attention of Kwansic Lee at +822-2125-2110 (fax: +822-2125-2293; email: kwansic@woorifg.com), or to the Company’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Yong G. Lee at +822-6353-8010 (fax: +822-6353-8099; e-mail: ylee@cgsh.com).

Very truly yours,

/s/ Seung-Gyu Kim
Seung-Gyu Kim
Executive Vice President

cc:	Christian Windsor

Division of Corporation Finance

Yong G. Lee

Cleary Gottlieb Steen & Hamilton LLP